UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule

401(k) Savings Account Plan for Employees of the Washington Plate Plant
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 22, 2007
Pittsburgh, Pennsylvania

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Investments at fair value:
Interest in Allegheny Master Trust	$4,253,490	$3,649,642
Interest in registered investment companies	2,165,629	1,546,933
Corporate common stocks	521,410	187,616
Participant loans	152,106	125,731
Interest in common collective trusts	1,860	114

Total investments at fair value	7,094,495	5,510,036

Employer contribution receivable	—	11,703
Employee contributions receivable	—	22,148
Other (payables) receivables	(2,881)	271

Net assets available for benefits at fair value	7,091,614	5,544,158
Adjustment from fair value to contract value for fully benefit responsive investment contracts	43,801	31,369

Net assets available for benefits	$7,135,415	$5,575,527

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Contributions:
Employer	$267,235	$281,420
Employee	931,737	761,827

Total contributions	1,198,972	1,043,247

Investment income:
Net gain from interest in Allegheny Master Trust	209,542	177,556
Net gain from interest in registered investment companies	201,950	119,613
Net realized/unrealized gain on corporate common stocks	297,919	78,068
Interest income	8,707	6,341
Dividend income	2,715	1,490
Net gain from interest in common collective trusts	162	12
Other income	—	271

Total investment income	720,995	383,351

	1,919,967	1,426,598

Distributions to participants	(360,079)	(234,933)

Net increase in net assets available for benefits	1,559,888	1,191,665
Net assets available for benefits at beginning of year	5,575,527	4,383,862

Net assets available for benefits at end of year	$7,135,415	$5,575,527

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements
December 31, 2006
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits or the total of net assets available for benefits for any period presented.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Share of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.
Investments in bank and insurance company guaranteed investment contracts (“GICs”) and in synthetic investment contracts (“SICs”) are stated at contract value which is equal to principal balance plus accrued interest, because they are fully benefit-responsive. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs was estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2006 and 2005. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to encourage thrift and to assist represented employees of the Washington Plate facility of Allegheny Ludlum Corporation (the Company) in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum Corporation is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor).

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee’s annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee’s discretion. The Company contributes $0.50 for each hour worked per eligible represented employee. Unless otherwise specified by the participant, employer contributions are made to the Standish Mellon Fixed Income Fund. Such contributions are made only from current income or accumulated earnings of the Company. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2006	2005

Standish Mellon Fixed Income Fund (contract value)	$3,121,159	$2,659,604
T. Rowe Price Structured Research Common Trust Fund (contract value)	649,644	525,076
Oakmark Balanced Fund	561,367	435,765
Alliance Capital Growth Pool (contract value)	526,488	496,331
Allegheny Technologies Incorporated common stock	521,410	187,616	*
Dreyfus Emerging Leaders Fund	502,524	399,450

*	Presented for comparison purposes only; does not represent investment that is 5% or more of the Plan’s net assets.
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

	2006	2005

Alliance Capital Growth Pool	1.53%	1.25%
Standish Mellon Fixed Income Fund	1.32	1.25
T. Rowe Price Structured Research Common Trust Fund	0.90	0.79

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.
The composition of the net assets of the Standish Mellon Fixed Income Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Guaranteed investment contracts:
GE Life and Annuity	$—	$5,453,333
Hartford Life Insurance Company	—	3,978,336
John Hancock Life Insurance Company	—	3,022,363
Monumental Life Insurance Company	—	1,020,997
New York Life Insurance Company	895,330	4,703,449
Ohio National Life	—	2,005,322
Principal Life	1,368,618	1,307,756
Pruco Pace Credit Enhanced	—	3,716,096
Security Life of Denver	—	1,517,224
United of Omaha	—	1,422,965

	2,263,948	28,147,841

Synthetic guaranteed investment contracts:
Bank of America	28,662,260	33,323,362
IXIS Financial Products, Inc.	4,030,074	—
MDA Monumental BGI Wrap	—	43,967,438
Monumental Life	60,286,128	—
Rabobank	53,011,207	41,435,067
State Street Bank	21,292,911	15,290,983
Union Bank of Switzerland	39,206,620	35,642,109

	206,489,200	169,658,959

Interest in common collective trusts	24,622,702	12,443,974

Total net assets at fair value	233,375,850	210,250,774
Wrap contracts at fair value	(49,959)	(22,731)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	3,381,661	2,543,062

Total net assets	$236,707,552	$212,771,105

The Standish Mellon Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2006 and 2005, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.30% to 5.34% and 4.15% to 7.08%, respectively.
Average yields for all fully-benefit responsive investment contracts for the years ended December 31, 2006 and 2005 were as follows:

	Year ended December 31
	2006	2005

Average yields:
Based on actual earnings	4.75%	4.56%
Based on interest rate credited to participants	4.64%	4.44%
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 and 2005 was as follows:

	2006	2005

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972	$39,779,750
Operating payables	(10,572)	(11,734)

Total net assets	$34,325,400	$39,768,016

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Interest in common collective trusts	$72,210,981	$66,391,950
Payables	(34,228)	(126,421)

Total net assets	$72,176,753	$66,265,529

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Mellon Fixed Income				T. Rowe Price Structured
	Fund		Alliance Capital Growth Pool		Research Common Trust Fund
	Years Ended December 31
	2006	2005	2006	2005	2006	2005

Investment income (loss):
Interest income	$9,196,721	$9,077,315	$—	$—	$—	$—
Net realized/unrealized gain (loss) on corporate common stocks	6,246	(543)	—	(1)	11,900	(1,585,846)
Dividends	—	—	—	—	—	427,913
Net loss, registered investment companies	—	(7,739)	—	—	—	—
Net gain (loss), pooled separate accounts	—	—	(283,791)	4,438,949	—	—
Net gain, common collective trusts	851,445	443,616	—	—	10,226,870	4,781,495
Administrative expenses	(242,636)	(254,334)	(98,140)	(129,310)	(403,225)	(461,975)
Transfers	14,124,671	4,681,472	(5,060,685)	(2,665,712)	(3,924,321)	(10,910,725)

Net increase (decrease)	23,936,447	13,939,787	(5,442,616)	1,643,926	5,911,224	(7,749,138)
Total net assets at beginning of year	212,771,105	198,831,318	39,768,016	38,124,090	66,265,529	74,014,667

Total net assets at end of year	$236,707,552	$212,771,105	$34,325,400	$39,768,016	$72,176,753	$66,265,529

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. The Boston Company is the manager of the Short Term Investment Fund. Dreyfus Corporation, Dreyfus Service Corporation and The Boston Company are wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394 Plan Number: 020
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

Description	Units/Shares	Current Value

Registered Investment Companies
Dreyfus Emerging Leaders Fund*	14,469.456	$502,524
Dreyfus International Value Fund*	9,130.5980	178,594
Dreyfus Bond Market Index*	6,531.9140	65,254
Dreyfus Appreciation Fund*	1,071.1770	46,907
Oakmark Balanced Fund	21,691.1380	561,367
Hartford Midcap Funds	4,893.2040	132,068
MFS Value Fund	2,973.9560	79,613
Morgan Stanley Small Growth Fund	6,493.6460	86,437
PIMCO Funds — NFJ	7,325.9130	228,935
PIMCO Funds — Total	3,202.9330	33,246
Lord, Abbett Midcap Funds	5,551.3190	124,350
Artisan Funds	2,754.0520	83,888
Jennison Growth Fund	2,581.8860	42,446

Total registered investment companies		$2,165,629

Corporate Common Stocks
Allegheny Technologies Incorporated*	5,750.0000	$521,410

Participant loans* (8.50% to 9.25%, with maturities through 2011)	152,106.3200	$152,106

Common Collective Trusts
The Boston Company Short Term Investment Fund*	1,860.1700	$1,860

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
401(K) SAVINGS ACCOUNT FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT

	By:	/s/ Richard J. Harshman
Date: June 22, 2007		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)